UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
               (Amendment No.  4  )*



              Cliffs Drilling Company
                 (Name of Issuer)


                       Common Stock
          (Title of Class of Securities)

                   18682C100
                  (CUSIP Number)

               Jonathan Green, Esq.
            Appaloosa Management L.P.
            51 John F. Kennedy Parkway
           Short Hills, New Jersey 07078
                   (201) 376-5400
   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                     March 7, 1997
       (Date of Event which Requires Filing
                of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





              Exhibit Index:  Page 6
                 Page 1 of 9 Pages
                   SCHEDULE 13D

CUSIP No. 18682C100              Page 2 of 9 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

          7    Sole Voting Power
      Number of409,500
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person409,500
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     409,500

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     5.49%

14   Type of Reporting Person*
     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                   SCHEDULE 13D

CUSIP No. 18682C100              Page 3 of 9 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David A. Tepper

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

          7    Sole Voting Power
      Number of409,500
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person409,500
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     409,500

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     5.49%

14   Type of Reporting Person*
     IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SCHEDULE 13D

     This Amendment No. 4 to the statement on
Schedule 13D filed on behalf of Appaloosa
Management L.P. (the "Manager") and David A. Tepper
("Mr. Tepper" and together with the Manager, collectively, the "Reporting Persons") on May 8,
1996, as amended by Amendment No. 1 filed on October 15, 1996, Amendment No. 2 filed on November
25, 1996, Amendment 2/A filed on November 27, 1996 and Amendment No. 3 filed on January 28, 1997 (the
"Schedule 13D"), relates to the common stock of Cliffs Drilling Company (the "Company").
Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:



 Item 5.Interest in Securities of the Issuer

     Since the filing of Amendment No. 3 to the
Schedule 13D, on January 28, 1997, the Accounts sold, in the net aggregate, Shares in the open market. As a result of these sales and as of March
12, 1997, 240,578 Shares are held by the Partnership, 45,741 Shares are held by Reliance and 123,181 Shares are held by Palomino.

(a) This statement on Schedule 13D relates to 409,500 Shares beneficially owned by the Reporting Persons, which constitute approximately 5.49% of the issued and outstanding Shares.

(b) The Manager has sole voting and dispositive power with respect to 409,500 Shares. Mr.
     Tepper has sole voting and dispositive power with respect to 409,500 Shares.

(c)  Since the filing of Amendment No. 3 to the
     Schedule 13D, the Reporting Persons purchased and sold Shares on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

(d)  Not applicable.

  (e)Not applicable.

 Item 7.Material to Be Filed as Exhibits

      Exhibit A:Transactions in Shares Since
Most Recent Filing of Schedule 13D.


                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 1997


     Appaloosa Management L.P.
      By:Appaloosa Partners
Inc.,
     Its General Partner



      By:/s/ David A. Tepper

     David A. Tepper
     President



     David A. Tepper



     /s/ David A. Tepper

                   EXHIBIT INDEX


     ExhibitExhibit Name
     Page



    ATransactions in Shares Since Most
               7
      Recent Filing of Schedule 13D

                      EXHIBIT A
 Transactions in Shares of the Company
   Since Most Recent Filing of Schedule 13D*

  Transactions by the Partnership


Purchase/Sa
le
Trade Date
No. Of
Shares
Purchased /
Sold
Price
per
Share


S
01-29-97
7,342
67.83


S
01-30-97
587
69.82


S
01-31-97
8,915
70.00


S
01-31-97
5,827
69.50


P
02-04-97
11,740
62.55


P
02-05-97
5,870
61.30


P
02-06-97
23,950
60.53


P
02-07-97
14,675
53.05


P
02-10-97
10,566
49.16


S
02-19-97
584
54.33


S
02-26-97
881
48.95


S
02-27-97
3,937
49.02


S
02-28-97
15,510
46.93


S
03-04-97
26,438
45.03


S
03-05-97
23,500
51.40


S
03-06-97
20,565
56.71


S
03-07-97
20,563
56.05


S
03-10-97
5,900
56.94

*Amendment No. 3 to the Schedule 13D, filed on January 28, 1997, incorrectly reported that the Reporting Persons beneficially owned 529,327 Shares. As of January 28, 1997, the Reporting Persons beneficially owned 535,200 Shares constituting approximately 7.18% of the Shares then issued and outstanding.

                        Transactions by Reliance

                                     Purchase/Sa
                                              le
                                      Trade Date
                                          No. Of
                                          Shares
                                     Purchased /
                                            Sold
                                           Price
                                             per
                                           Share


                                               S
                                        01-29-97
                                           1,432
                                           67.82


                                               S
                                        01-30-97
                                             109
                                           69.82


                                               S
                                        01-31-97
                                           1,740
                                           70.00


                                               S
                                        01-31-97
                                           1,136
                                           69.50


                                               P
                                        02-04-97
                                           2,180
                                           62.55


                                               P
                                        02-05-97
                                           1,090
                                           61.30


                                               P
                                        02-06-97
                                           4,447
                                           60.53


                                               P
                                        02-07-97
                                           2,725
                                           53.05


                                               P
                                        02-10-97
                                           1,962
                                           49.16


                                               S
                                        02-19-97
                                             113
                                           54.32


                                               S
                                        02-26-97
                                             168
                                           48.95


                                               S
                                        02-27-97
                                             748
                                           49.02


                                               S
                                        02-28-97
                                           2,950
                                           46.93


                                               S
                                        03-04-97
                                           5,026
                                           45.03


                                               S
                                        03-05-97
                                           4,468
                                           51.40


                                               S
                                        03-06-97
                                           3,910
                                           56.71


                                               S
                                        03-07-97
                                           3,910
                                           56.05


                                               S
03-10-97
                                           1,100
                                           56.94

                        Transactions by Palomino

                                     Purchase/Sa
                                              le
                                      Trade Date
                                          No. Of
                                          Shares
                                     Purchased /
                                            Sold
                                           Price
                                             per
                                           Share


                                               S
                                        01-29-97
                                           3,826
                                           67.83


                                               S
                                        01-30-97
                                             304
                                           69.83


                                               S
                                        01-31-97
                                           4,645
                                           70.00


                                               S
                                        01-31-97
                                           3,037
                                           69.50


                                               P
                                        02-04-97
                                           6,080
                                           62.55


                                               P
                                        02-05-97
                                           3,040
                                           61.30


                                               P
                                        02-06-97
                                          12,403
                                           60.53


                                               P
                                        02-07-97
                                           7,600
                                           53.05


                                               P
                                        02-10-97
                                           5,472
                                           49.16


                                               S
                                        02-19-97
                                             303
                                           54.32


                                               S
                                        02-26-97
                                             451
                                           48.95


                                               S
                                        02-27-97
                                           2,015
                                           49.02


                                               S
                                        02-28-97
                                           7,940
                                           46.93


                                               S
                                        03-04-97
                                          13,536
                                           45.03


                                               S
                                        03-05-97
                                          12,032
                                           51.40


                                               S
                                        03-06-97
                                          10,525
                                           56.71


                                               S
                                        03-07-97
                                          10,527
                                           56.05


                                               S
03-10-97
                                           3,000
                                           56.94